QuickLinks -- Click here to rapidly navigate through this document

[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

August 11, 2008

VIA EDGAR & FACSIMILE

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

    Re:
    DRS Technologies, Inc.
    Schedule 14A filed June 13, 2008
    File No. 001-08533

Dear Mr. Webb:

        On behalf of our client, DRS Technologies, Inc. (the "Company"), we are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated August 6, 2008 (the "Comment Letter"), with respect to the Company's Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 13, 2008 (File No. 001-08533) and Amendment No. 1 to the Company's Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 22, 2008 (File No. 001-08533) (collectively, the "Preliminary Proxy Statement").

        Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company's responses thereto. We have also included the requested Company statement below.

        We are simultaneously filing Amendment No. 2 to the Preliminary Proxy Statement ("Amendment No. 2") amending the Preliminary Proxy Statement disclosure in response to the Comment Letter.

Regulatory and Other Governmental Approvals, page 8

  1.
  Please disclose whether the CFIUS notification has been filed and, if so, the date of such filing.

Response

        The Company and Finmeccanica submitted a joint voluntary CFIUS notification on July 29, 2008.

        We have revised our disclosure in response to this comment to provide this information. See pages 9 and 48.

Background of the Merger, page 22

  2.
  We note that Finmeccanica delivered a "non-binding, indication of interest" on March 18, 2008. In light of that status of the talks, please provide a more detailed explanation of why the interest of Company X was not pursued on March 6th.

    Also, please disclose the basis for the belief by senior management that if Finmeccanica learned that you were pursuing an inquiry from another party, that fact could lead to termination of discussions with Finmeccanica.

Response

        As noted in the Company's Preliminary Proxy Statement, the Company chose not to pursue the interest of Company X based upon a number of factors. At the time of receipt of the March 6, 2008 letter from Company X, the Company had been engaged in discussions and meetings with Finmeccanica for approximately six months and had reason to believe that Finmeccanica was seriously pursuing a transaction with the Company. The Company also had a strong indication of the price and other terms that would be set forth in the written indication of interest expected shortly. Conversely, the letter received from Company X was general in nature and did not contain any specific terms, including as to price, but rather generally only suggested a desire to pursue a business combination.

        The Company notes that it is not uncommon for public companies to send and receive oral or written communications (similar to that received by the Company from Company X and Company Y) suggesting the potential benefits of business combination transactions. These overtures do not generally rise to the level of required disclosure absent other factors. Senior management did not believe it would have been prudent to enter into discussions with Company X given the progress made with Finmeccanica, including their willingness to offer a premium of approximately 50% to the then trading price of the Company's common stock. As discussed with the Staff, the Company was not obligated to conduct an auction; rather, at that time senior management believed that a negotiated transaction with Finmeccanica on the terms discussed would lead to greater value for all shareholders. As events transpired and with the benefit of hindsight, no third party offers have been received since the announcement of the transaction even though the Merger Agreement contains flexibility for a third party to propose a "superior proposal". Senior management believed that the pursuit of a transaction with Company X in March, if known to Finmeccanica, may well have jeopardized the potential transaction with Finmeccanica.

        The Company believes that, with the addition of the language requested by the Staff in response to Comment #5 below, its current disclosure in the Preliminary Proxy Statement is appropriate and sets forth the pertinent reasons why it did not pursue Company X's March 6, 2008 indication of interest.

  3.
  Since notifying Finmeccanica that there was a rival suitor resulted in an immediate raise in its offer price, it is unclear why you did not also pursue further input from Company Y. Please explain why. In appears that by May 11, that the fears that Finmeccanica might break off discussions if another suitor appeared had proven false.

Response

        The Company believes that the Background section of the Preliminary Proxy Statement lays out in detail the events and circumstances that led to the execution of the merger agreement. After almost seven months of discussions, meetings, negotiations and detailed due diligence, the parties were on the verge of announcement. Unfortunately, there was a leak of information relating to the transaction which, in turn, likely led to overtures from both Company X and Company Y. As the Staff has noted, in light of Company X's letter of May 9, 2008, through further discussions with representatives of Company X and separate discussions with Finmeccanica the Company was able to obtain for the benefit of its stockholders a $6 per share increase in the price being offered by Finmeccanica and a $60 million reduction in the termination fee proposed by Finmeccanica which, we have noted to the Staff, resulted in a termination fee that was less as a percentage of deal value than is customarily seen in comparable transactions.

        With respect to Company Y's overture, as described above in Response #2, Company Y's letter was general in nature and gave no indication of price. In addition, we note that on May 7 the Company was in the process of finalizing the Finmeccanica transaction after almost seven months of discussions and having dedicated substantial resources to that negotiation. In view of the favorable terms offered by Finmeccanica and recognizing the due diligence required by any new party, the Board believed that seeking certainty was sensible and prudent. If Company Y or anyone else sought to offer increased merger consideration after the merger agreement was signed, there was a clear path to do so and with a termination fee that was less as a percentage of deal value than customarily seen in comparable transactions.

        For all the foregoing reasons, we believe that the disclosure provided in the Preliminary Proxy Statement is appropriate.

  4.
  While we note your response to prior comment 15, we re-issue the comment. Please revise to name Company X, which offered a higher cash bid.

Response

        Per our conversation with the Staff today, we are considering the Staff's comments concerning confidentiality and expect to respond to Mr. Morris shortly.

  5.
  In your response to prior comment 13, you state that you rejected Company X's initial offer, in part, because your consultant, The Cohen Group, was concerned that you may have had difficulty receiving CFIUS approval for a transaction with Company X. Please revise the proxy to include similar disclosure in the third full paragraph on page 23.

Response

        We have revised the disclosure in response to this comment to provide the requested disclosure. In light of our discussion with you and Mr. Morris, and in an effort to be more diplomatic, we have revised the sentence to say that the Company's senior management believed that the regulatory approval process for Finmeccanica could potentially be easier than the process for Company X. See page 23.

Opinion of Bear Stearns and Co. Inc., page 31

  6.
  Please revise this section, or elsewhere in the prospectus as you deem appropriate, to include the information provided in your response to prior comment 23.

Response

        We have revised the disclosure in response to this comment. See page 39.

Certain Shareholder Litigation, page 58

  7.
  Please provide us with a copy of the complaints described.

Response

        In conjunction with our response, we will provide hard copies of the complaints under separate cover.

Appendix B and C: Fairness Opinions of Bear Stearns and Merrill Lynch Opinions

  8.
  We note your response to prior comment 30. However, it does not appear that Appendix C contains a consent. Please advise or file a consent with your next amendment.

Response

        We have revised the disclosure in response to this comment to make it clear that Merrill Lynch has consented to the inclusion of its opinion in the proxy statement. See page 46.

General—Company Statement

        At your request, the Company further acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        For the Staff's benefit we have updated other areas of the Preliminary Proxy Statement to take account of developments. We have also clarified the disclosure with respect to the May 9, 2008 letter from Company X to clarify that a downward adjustment could occur but that a downward adjustment was not set forth in the letter itself. Please do not hesitate to contact me at 212-735-3380 with any questions or comments you may have.

Very truly yours,
/s/ Jeffrey W. Tindell Jeffrey W. Tindell Skadden, Arps, Slate, Meagher & Flom LLP
cc:
Nina Laserson Dunn, Esq., Executive Vice President, General Counsel and Secretary,
DRS Technologies, Inc.

QuickLinks

[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]